BART AND ASSOCIATES, LLC

Attorneys at Law

August 16, 2013

Via SEC Edgar Submission

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

RE:	APT Systems, Inc.
Post Effective Amendment Number 2 to Registration Statement on Form S-1 Filed on October 15, 2012
File No. 333-181597

Dear Mr. Shuman:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Comment 1: Update your financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

Answer to Comment 1: All of the financial information, management discussion sections and dilution sections have been updated in accordance with Rule 8-08 of Regulation S-X.

Comment 2: Ensure that you discuss whether you have sold any shares offered by means of the registration statement; Management’s Discussion and Analysis of Financial Condition and Results of Operations indicates on page 29 that you expect to complete the public offering within 150 days after the date the registration statement is deemed effective, yet more than 150 days have elapsed from that time.

Answer to Comment 2: The Company has included a discussion regarding how many shares were sold as part of the offering, prior to the close of the offering.

Comment 3: Your last periodic filing under the Securities Exchange Act was your Form 10-Q for the quarterly period ended October 31, 2012. Neither the 10-K for 2012, nor the 10-Q for the period ended March 31, 2013 have been filed. Please tell us your plans for becoming current with respect to your filing obligations under Section 13(a) of the Exchange Act. Also tell us what consideration you have given to alerting potential investors of the difficulties you have recently experienced in submitting periodic reports required by Section 13(a) of the Exchange Act. Consider whether those circumstances warrant risk factor disclosure.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511  Facsimile: (303)-745-1880   E: kbart@kennethbartesq.com

www.kennethbartesq.com

August 16, 2013

Answer to Comment 3: The Company has filed its Annual Report for the fiscal year ended January 31, 2013 and its Quarterly Report for the period ended April 30, 2013, and the company is now current with respect to its filing obligations under Section 13(a) of the Exchange Act. Therefore, the Company does not believe it is necessary to add a risk factor discussing its lack of reporting.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for APT Systems, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720)-226-7511  Facsimile: (303)-745-1880  E: kbart@kennethbartesq.com

www.kennethbartesq.com